Exhibit 99.3

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On December 31, 2014, Walgreens Boots Alliance Inc. (“Walgreens Boots Alliance or the “Company”) became the successor of Walgreens pursuant to a merger to effect a reorganization of Walgreens into a holding company structure (the “Reorganization”), with Walgreens Boots Alliance becoming the parent holding company. Pursuant to the Reorganization, Walgreens became a wholly-owned subsidiary of Walgreens Boots Alliance, which was formed for the purposes of the Reorganization, and each issued and outstanding share of Walgreens common stock was converted into one share of Walgreens Boots Alliance common stock. Also on December 31, 2014, following the completion of the Reorganization, Walgreens Boots Alliance completed the acquisition pursuant to the call option of the remaining 55% of Alliance Boots that Walgreens did not previously own (the “Second Step Transaction”) in exchange for £3.133 billion ($4.874 billion) in cash and 144.3 million shares of Walgreens Boots Alliance common stock.

Prior to the completion of the Second Step Transaction, we accounted for our 45% investment in Alliance Boots using the equity method of accounting on a three-month lag. Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for our share of the net income or loss and cash contributions and distributions to or from these entities. Net income reported by Alliance Boots during this period was translated from British Pounds Sterling at the average rate for the period. Upon completion of the Second Step Transaction, Alliance Boots became a consolidated subsidiary and ceased being accounted for under the equity method. The completion of the Second Step Transaction on December 31, 2014 also means that results for fiscal 2015 include the results of Alliance Boots for eight months (January through August 2015) on a fully consolidated basis and four months (September through December 2014) as equity income from Walgreen’s pre-closing 45 percent interest. The following unaudited pro forma consolidated financial statement and related notes present the statement of earnings of Walgreens Boots Alliance adjusted to reflect the impact of the following:

•	the acquisition of the remaining 55% interest in Alliance Boots through the Second Step Transaction. The elimination of the Company’s equity earnings in Alliance Boots, initial 45% equity method investment in Alliance Boots, and intercompany transactions;
•	the full consolidation of Alliance Boots operations for fiscal 2015;
•	the impact of acquiring the remaining 27.5% effective interest in Walgreens Boots Alliance Development GmbH (“WBAD”), a global sourcing enterprise formed by Walgreens and Alliance Boots; and
•	the conversion of the Alliance Boots financial information from IFRS to generally accepted accounting principles in the United States (“US GAAP”) and the translation of British pounds sterling to US dollars.

The unaudited pro forma consolidated statement of earnings for the twelve months ended August 31, 2015 gives effect to the Second Step Transaction as if it had occurred on September 1, 2014, the first day of the Company’s 2015 fiscal year.

The historical financial information of Alliance Boots was prepared in accordance with IFRS and prepared in British pounds sterling. The unaudited pro forma financial statement includes adjustments to convert the financial statements of Alliance Boots from IFRS to US GAAP and to translate the British pounds sterling amounts into US dollars. Management of the Company has reclassified certain line items from the financial statements of Alliance Boots to conform to the presentation of the Company’s financial statements.

The unaudited pro forma consolidated financial statement reflects adjustments to give effect to pro forma events that are directly attributable to the Second Step Transaction, factually supportable, and with respect to the statement of earnings, are expected to have a continuing impact on the combined results.  The unaudited pro forma consolidated financial statement should be read in conjunction with the accompanying notes to the unaudited pro forma consolidated financial statement.  In addition, the unaudited pro forma consolidated financial statement and notes thereto should be read in conjunction with (1) the Company’s audited consolidated financial statements for the year ended August 31, 2015, and the notes relating thereto, (2) Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended August 31, 2015 and (3) the audited consolidated financial statements of Alliance Boots for the years ended March 31, 2014 and 2013, and the notes relating thereto, contained in the Company’s Current Report on Form 8-K as filed with the Commission on May 15, 2014 and the nine month statements ending December 31, 2014 and 2013 filed as Exhibit 99.2 to the Company’s 2015 Annual Report on Form 10-K.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated financial information is not intended to represent or be indicative of what the combined company’s results of operations actually would have been had the Second Step Transaction been completed as of the date indicated. In addition, the unaudited pro forma consolidated financial information does not purport to project the future financial position or operating results of the combined company. The unaudited pro forma consolidated statement of earnings does not include the impacts of any revenue, cost or other operating synergies that may result from the acquisition of the remaining 55% interest in Alliance Boots or any related one-time related to the Second Step Transaction.  The unaudited pro forma consolidated statement of earnings includes recognized synergy benefits achieved from the First Step Transaction as recorded in each company’s financial results for the periods presented.

Walgreens Boots Alliance and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Earnings
For the Twelve Months Ended August 31, 2015
(In US $ millions, except for per share data)

	Four Months Pro Forma Consolidated	Eight Months Pro Forma Consolidated	Full Year Pro Forma Consolidated
Net sales	$40,511	$75,980	$116,491
Cost of sales	29,900	56,617	86,517
Gross Profit	10,611	19,363	29,974

Selling, general and administrative expenses	8,209	16,321	24,530
Equity earnings in Alliance Boots	-	-	-
Operating Income	2,402	3,042	5,444

Interest expense, net	206	405	611
Other income	447	519	966
Earnings Before Income Tax Provision	2,643	3,156	5,799

Income tax provision	791	745	1,536
Share of post-tax earnings from equity method investments	13	25	38
Net Earnings	1,865	2,436	4,301
Net earnings attributable to noncontrolling interests	5	18	23
Net earnings Attributable to Walgreens Boots Alliance, Inc.	$1,860	$2,418	$4,278

Net earnings per common share attributable to Walgreens Boots Alliance, Inc. - basic			$4.10
Net earnings per common share attributable to Walgreens Boots Alliance, Inc. - diluted			$4.06

Average shares outstanding			1,043.2
Dilutive effect of stock options			10.7
Average dilutive shares			1,053.9

See accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Financial Statements
(Amounts are Presented in US $ Millions, unless otherwise stated)

Note 1: Basis of preparation

The unaudited pro forma consolidated financial statement and related notes present the consolidated statement of earnings of the Company adjusted to reflect the Company’s exercise of the call option to acquire the remaining 55% of the issued and outstanding share capital of Alliance Boots, in exchange for £3.133 billion in cash (approximately $4.9 billion at the December 30, 2014 spot rate of $1.56 to £1.00) and 144.3 million Company common shares with a value of $11.0 billion based on the December 30, 2014 closing price of $76.05.

Impact of Alliance Boots Acquisition
As part of the Pro Forma Transaction, Walgreens Boots Alliance acquired the remaining 55% interest in Alliance Boots and increased its interest in WBAD to 100%. Historically, the financial results of WBAD were fully consolidated into the Company’s consolidated financial statements with the remaining 27.5% effective interest being recorded as noncontrolling interest. After the Second Step Transaction, Walgreens Boots Alliance owns the additional 27.5% effective interest in WBAD through its 100% ownership of Alliance Boots.

Under ASC 805 Business Combinations, the previously held 45% equity ownership interest in Alliance Boots was remeasured at fair value and any difference between the fair value and the carrying value of the equity interest held was recognized as a gain in the statement of earnings.  The one-time gain resulting from the Second Step Transaction was not included in the unaudited pro forma statement of earnings as it will not have a continuing effect on Walgreens Boots Alliance, but was recorded in Walgreens Boots Alliance’s financial statements on the acquisition date.

Note 2: Significant accounting policies

The unaudited pro forma consolidated financial information has been compiled using the significant accounting policies as set forth in the Company’s audited consolidated financial statements for the year ended August 31, 2015.  For the period in which Alliance Boots was accounted for as an equity method investment, adjustments were made to convert the financial statements of Alliance Boots from IFRS to US GAAP, as applied by the Company, and translate the British pounds sterling amounts into US dollars, as set out further in Note 3. Apart from these adjustments, the Company is not aware of any differences that would have a material impact on the combined financial statements.

Note 3: IFRS to US GAAP adjustments and foreign currency translation

For the period in which Alliance Boots was accounted for as an equity method investment, the financial information of Alliance Boots was prepared in accordance with IFRS and prepared in British pounds sterling. The Alliance Boots financial information reflected in the pro forma financial information has been adjusted for differences between IFRS and US GAAP and translated from the British pounds sterling amounts into US dollars. In addition, certain balances were reclassified from the Alliance Boots historical financial statements so that their presentation would be consistent with the Company.